POSEIDON MINERALS LTD.

Box 273, Two Bentall Center
555 Burrard Street, 9th Floor
Vancouver, BC V7X 1M8
Telephone: (604) 688-1508
Fax: (604) 893-7071
TSX Symbol: PMN

NEWS RELEASE

August 27, 2002- Poseidon Minerals Ltd. announces that it is continuing the review and compilation of documentation required to complete the amalgamation with and reverse take-over regarding Precision Casting Corporation.

ON BEHALF OF THE BOARD
POSEIDON MINERALS LTD.

Steven Brunelle, President.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.